

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

David Kutcher
Chief Financial Officer
SIM Acquisition Corp. I
78 SW 7th Street, Suite 500
Miami, FL 33130

>   **Re: SIM Acquisition Corp. I**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 19, 2024**
>   **CIK No. 0002014982**

Dear David Kutcher:

   We have reviewed your draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 19, 2024

Summary
Competitive Differentiation, page 3

1.   Please disclose the current trading prices of any special purpose acquisition company business combinations your management has participated in, including One Group Hospitality, Inc., Spectral AI, Inc., and Immunome, Inc.

The Offering
Proceeds to be held in trust account, page 20

2.   We note your disclosure that the trust account funds may not be released until the completion of the initial business combination "or earlier in connection with the commencement of procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination." Nasdaq Listing Rule IM-5101-2 states that "[a]t least 90% of the gross proceeds . . . must

be deposited in a trust account maintained by an independent trustee." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination
We may not be able to complete an initial business combination because such initial business combination may be subject . . ., page 61

3. Please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please address how this fact could impact your ability to complete your initial business combination.

Effecting Our Initial Business Combination
Permitted Purchases of Our Securities, page 109

4. We note your disclosure that your sponsor, officers, and directors have agreed to vote any public shares purchased during or after the initial public offering in favor of your initial business combination, and that such purchases may be at a price different from the price a public shareholder would receive if it elected to redeem its shares. Please tell us how such purchases will comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Principal Shareholders, page 134

5. Please revise your beneficial ownership table to clarify the text to which each of the four footnotes beneath the table corresponds.

General

6. We note disclosure on pages F-7 and F-8 that, if the company executes a business combination agreement within 24 months from the closing of the initial public offering, the company will have until 27 months from the closing to complete the initial business combination. Please reconcile this statement with disclosure throughout your prospectus that if you have not completed an initial business combination within 24 months from the closing of the offering, you will redeem 100% of the public shares.

   Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Stuart Neuhauser